CPG FOCUSED ACCESS FUND, LLC

Rule 12B-1 PLAN

July 12, 2018

This plan (the "Plan") has been adopted in conformity with Rule 12b-1 (the "Rule") under the Investment Company Act of 1940, as amended (the "1940 Act"), by CPG Focused Access Fund, LLC, a Delaware limited liability company (the "Fund"), with respect to each class (each, a "Class") of units of limited liability company interests (the "Units") listed on Appendix A hereto, as such Appendix may be revised from time to time, subject to the terms and conditions set forth herein.1

1.	Payments

(a)       Amounts payable hereunder will be paid to Foreside Fund Services, LLC (the "Placement Agent"), in its capacity as the placement agent of the Fund's Units pursuant to the terms of the Placement Agent Agreement between the Fund and the Placement Agent. The Placement Agent is authorized, in connection with Units of the Classes listed on Appendix A, to pay third parties, including brokers, dealers and certain financial advisors (which may include wealth advisors) and others for distribution, within the meaning of the Rule and for non-12b-1 services. Among the purposes for which payments under the Plan may be made are for services in connection with the promotion and distribution of Units, advertising, compensation to financial intermediaries and selling personnel, the printing and mailing of offering memoranda and sales literature to other than current Fund Unitholders and payments to financial intermediaries for Unitholder servicing activities. The aggregate fee shall be at the annual rate specified with respect to such Class on Appendix A (the "Fee").

(b)       All payments made hereunder shall be in accordance with the terms and limitations of applicable Financial Industry Regulatory Authority Conduct Rules.

(c)       Payments of the Fee on behalf of a particular Class must be in consideration of services rendered for or on behalf of such Class.

(d)       Nothing herein is intended to limit any payments by the Adviser or other person out of its past profits or any additional sources other than Fee.

2.	Calculation and Payment of Fees

The Fee payable with respect to each Class listed on Appendix A will be accrued, calculated and paid monthly, at the applicable annual rates indicated on Appendix A. The Fee will be calculated separately for each Class.

3.	Approval of Plan

The Plan will become effective, as to any Class (including any Class not currently listed on Appendix A), upon its approval by (a) a majority of the Board of Directors, including a majority of the Directors who are not "interested persons" (as defined in the 1940 Act) of the Fund and who have no direct or indirect financial interest in the operation of the Plan or in any agreements related to the Plan

[1]	By its terms, the Rule does not apply to closed-end funds such as the Fund. However, the Fund, pursuant to the terms of an exemptive order issued by the Securities and Exchange Commission, may offer multiple classes of Units, conditioned on its compliance with the provisions of the Rule as if the Fund was a registered open-end investment company.

("Qualified Directors"), pursuant to a vote cast in person at a meeting called for the purpose of voting on the approval of the Plan, and (b) if the Plan is adopted for a Class after any offering of Units of the Class or the sale of Units of the Class to persons who are not affiliated persons of the Fund, affiliated persons of such persons, promoters of the Fund, or affiliated persons of such promoters, a majority of the outstanding voting securities (as defined in the 1940 Act) of such Class.

4.	Continuance of the Plan

The Plan will continue in effect with respect to a Class for a period of more than one year after it takes effect only so long as its continuance is specifically approved at least annually by the Fund's Board of Directors in the manner described in Section 3(a) above.

5.	Implementation

All agreements with any person relating to implementation of the Plan with respect to any Class shall be in writing, and any agreement related to the Plan with respect to any Class shall provide: (a) that such agreement may be terminated at any time, without payment of any penalty, by vote of a majority of the Qualified Directors or by a majority vote of the outstanding voting securities of the relevant Class, on not more than 60 days' written notice to any other party to the agreement; and (b) that such agreement shall terminate automatically in the event of its assignment.

6.	Termination

The Plan may be terminated at any time with respect to the Units of any Class by vote of a majority of the Qualified Directors, or by a majority vote of the outstanding voting securities of the relevant Class.

7.	Amendments

The Plan may be amended with respect to any Class (including any Class not currently listed on Appendix A) by a majority of the Board of Directors, including a majority of Qualified Directors, provided that any material amendment of the terms of the Plan shall become effective only if approved in the manner described in Section 3(a) above, and provided further that any amendment to increase materially the amount to be spent for distribution by a Class shall require the approval of a majority of the outstanding voting securities (as defined in the 1940 Act) of such Class.

8.	Selection of Certain Directors

While the Plan is in effect, the selection and nomination of the Fund's Directors who are not "interested persons" (as defined in the 1940 Act) of the Fund will be committed to the discretion of the Directors then in office who are not "interested persons" of the Fund.

9.	Written Reports

While the Plan is in effect, the Directors will receive, and will review at least quarterly, written reports complying with the requirements of the Rule, which set out the amounts expended under the Plan and the purposes for which those expenditures were made.

2

10.	Preservation of Materials

The Fund will preserve copies of the Plan, any agreement relating to the Plan and any report made pursuant to Section 9 above, for a period of not less than six years (the first two years in an easily accessible place) from the date of the Plan, agreement or report.

11.	Severability

The Plan covers more than one Class. The provisions of the Plan are severable for each Class, and whenever the Rule provides for any action to be taken with respect to the Plan, that action must be taken separately for each Class affected by the matter.

3

IN WITNESS WHEREOF, the Fund has executed the Plan as of the date first above written on behalf of each Class listed on Appendix A.

CPG FOCUSED ACCESS FUND, LLC

By:
Name:
Title:

4

APPENDIX A

Class of Units	Fee[2]

Class A	0.75%
Class F1	0.70%

[2]	Expressed as an annual rate of the aggregate net asset value of the class of Units.